PROSPECTUS SUPPLEMENT NO. 1 DATED JANUARY 22, 2020 (To Prospectus dated July 25, 2019)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-232273

Seneca Biopharma, Inc.

(fka Neuralstem, Inc.)

416,315 Shares of Common Stock

416,315 Series M Common Stock Purchase Warrants

416,315 Series N Common Stock Purchase Warrants

and

2,361,462 Series O Pre-Funded Common Stock Purchase Warrants

2,361,462 Series M Common Stock Purchase Warrants

2,361,462 Series N Common Stock Purchase Warrants

This prospectus supplement (“Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus (“Prospectus”), dated July 25, 2019 related to the registered offering by Seneca Biopharma, Inc. (fka Neuralstem, Inc.) (the “Company”) of:

(1)	416,315 of units (the “Units”), each Unit comprised of one share of common stock, one Series M common stock purchase warrant (“Series M warrant”) to purchase one share of common stock, and one Series N common stock purchase warrant (“Series N warrant”) to purchase one share of common stock (and the shares issuable from time to time upon exercise of the Series M warrants and Series N warrants) at a public offering price per Unit of $2.70; and

(2)	2,361,462 Prefunded Units (as defined below) to those purchasers, whose purchase of shares of common stock in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock following the consummation of this offering, the opportunity to purchase, in lieu of Units that would result in ownership in excess of 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock. Each prefunded unit (the “Prefunded Units”) is comprised of one Series O prefunded warrant (the “Series O pre-funded warrants”), one Series M warrant to purchase one share of common stock, and one Series N warrant to purchase one share of common stock (and the shares issuable from time to time upon exercise of the Series O pre-funded warrants, Series M warrants and Series N warrants) at a public offering price of $2.6999, which is the public offering price per Unit minus $0.0001.

This supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus and all supplements thereto.

The information contained in this Supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

Investing in our common stock involves a high degree of risk. You are urged to read the section entitled “Risk Factors” beginning on page 4 of the Prospectus, which describes specific risks and other information that should be considered before you make an investment decision.

FORWARD-LOOKING STATEMENTS

You should carefully consider the risk factors set forth in the Prospectus, as well as the other information contained in this Supplement and the Prospectus. This Supplement and the Prospectus contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” section of the Prospectus identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made in this Supplement and the Prospectus.

REPRICING OF SERIES M WARRANTS AND SERIES N WARRANTS

On January 17, 2020, we received a proposal from certain institutional holders of Series M warrants and Series N Warrants (“Holders”) whereby the Holders agreed to exercise all of their (i) two million seven hundred seventy seven thousand seven hundred seventy seven (2,777,777) Series M warrants and (ii) two million seven hundred seventy seven thousand seven hundred seventy seven (2,777,777) Series N warrants for cash in exchange for the Company: (i) reducing the current exercise price of their outstanding Series M warrants and Series N Warrants from $2.70 to $1.36, and (ii) issuing such Holders (i) two million seven hundred seventy seven thousand seven hundred seventy seven (2,777,777) Series P replacement warrants (“Series P Warrants”) and (ii) two million seven hundred seventy seven thousand seven hundred seventy seven (2,777,777) Series Q replacement warrants (“Series Q Warrants”) or an aggregate of five million five hundred fifty five thousand five hundred fifty four (5,555,554) total replacement warrants, or one warrant for each outstanding warrant exercised (collectively, the “Replacement Warrants”). The terms of the Series P Warrants are substantially similar to the Series M warrants and will (i) be registered by the issuer within ninety (90) days of issuance, (ii) be exercisable immediately upon issuance, (iii) have a term of two (2) years from the date of issuance, and (iv) have an exercise price per share of $1.23. The terms of the Series Q Warrants are substantially similar to the Series N Warrants and will (i) be registered by the issuer within ninety (90) days of issuance, (ii) be exercisable immediately upon issuance, (iii) have a term of five (5) years from the date of issuance, and (iv) have an exercise price per share of $1.23.

This Supplement is being filed to reduce the exercise price of (i) 2,777,777 of the Series M warrants from $2.70 to $1.23 and (ii) 2,777,777 of the Series N Warrants from $2.70 to $1.23.

Prospectus Supplement No. 1 January 22, 2020